UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1 (b),

(c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2 (b)

(Amendment No. _)*

Cyteir Therapeutics, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

23284F 10 5

(CUSIP Number)

December 31, 2021

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23284F 10 5	Page 2 of 13

1.	Name of Reporting Persons Lightstone Ventures II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,309,901 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,309,901 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,309,901 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.5% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by Lightstone Ventures II, L.P. (“LSV II”), Lightstone Ventures II(A), L.P. (“LSV II(A)”), LSV Associates II, LLC (“LSV Associates II” and, together with LSV II and LSV II(A), the “LSV Entities”), Michael A. Carusi, Jean M. George, Henry A. Plain, Jr. and Jason W. Lettmann. Together with the LSV Entities, Messrs. Carusi, Plain and Lettmann, and Ms. George are herein collectively referred to as the “Reporting Persons”). The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by LSV II.

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 3 of 13

1.	Name of Reporting Persons Lightstone Ventures II(A), L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 134,364 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 134,364 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,364 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 0.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2) The shares are held by LSV II(A).

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 4 of 13

1.	Name of Reporting Persons LSV Associates II, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,444,265 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 2,444,265 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,265 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.9% (3)
12.	Type of Reporting Person (See Instructions) OO

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 2,309,901 shares held directly by LSV II and 134,364 shares held directly by LSV II(A). LSV Associates II serves as the general partner of LSV II and LSV II(A) and may be deemed to beneficially own the shares held by LSV II and LSV II(A).

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 5 of 13

1.	Name of Reporting Persons Michael A. Carusi
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,444,265 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,265 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 2,309,901 shares held directly by LSV II and 134,364 shares held directly by LSV II(A). Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, the general partner of LSV II and LSV II(A), share voting and dispositive power with respect to the shares held of record by LSV II and LSV II(A), and may be deemed to own beneficially the shares held by LSV II and LSV II(A).

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 6 of 13

1.	Name of Reporting Persons Jean M. George
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,444,265 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,265 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 2,309,901 shares held directly by LSV II and 134,364 shares held directly by LSV II(A). Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, the general partner of LSV II and LSV II(A), share voting and dispositive power with respect to the shares held of record by LSV II and LSV II(A), and may be deemed to own beneficially the shares held by LSV II and LSV II(A).

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 7 of 13

1.	Name of Reporting Persons Henry A. Plain, Jr.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,444,265 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,265 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 2,309,901 shares held directly by LSV II and 134,364 shares held directly by LSV II(A). Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, the general partner of LSV II and LSV II(A), share voting and dispositive power with respect to the shares held of record by LSV II and LSV II(A), and may be deemed to own beneficially the shares held by LSV II and LSV II(A).

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 8 of 13

1.	Name of Reporting Persons Jason W. Lettmann
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒ (1)
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 2,444,265 (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 0 (2)
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,444,265 (2)
10.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
11.	Percent of Class Represented by Amount in Row (11) 6.9% (3)
12.	Type of Reporting Person (See Instructions) IN

(1) This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)  Consists of 2,309,901 shares held directly by LSV II and 134,364 shares held directly by LSV II(A). Messrs. Carusi, Plain and Lettmann, and Ms. George, the individual managing directors of LSV Associates II, the general partner of LSV II and LSV II(A), share voting and dispositive power with respect to the shares held of record by LSV II and LSV II(A), and may be deemed to own beneficially the shares held by LSV II and LSV II(A).

(3)  The beneficial ownership percentage is based on a total of 35,370,929 shares of Common Stock outstanding as of November 10, 2021, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2021, filed with the Securities and Exchange Commission on November 12, 2021.

CUSIP No. 23284F 10 5	Page 9 of 13

Introductory Note: This statement on Schedule 13G is being filed by the Reporting Persons in respect of common stock of Cyteir Therapeutics, Inc. (the “Issuer”).

Item 1(a)	Name of Issuer

Cyteir Therapeutics, Inc.

Item 1(b)	Address of Issuer's Principal Executive Offices

128 Spring St, Building A, Suite 510

Lexington, MA 02421

Item 2(a)	Name of Person Filing

Lightstone Ventures II, L.P. (“LSV II”)

Lightstone Ventures II(A), L.P. (“LSV II(A)”)

LSV Associates II, LLC (“LSV Associates II” and, together with LSV II, LSV II(A), the “LSV Entities”)

Michael A. Carusi

Jean M. George

Henry A. Plain, Jr.

Jason W. Lettmann

Item 2(b)	Address of Principal Business Office or, if none, Residence

The address of the principal place of business of each of the Reporting Persons is 500 Boylston St., Suite 1380, Boston, MA 02116.

Item 2(c)	Citizenship

Each of the LSV Entities is organized in the State of Delaware. Each of the individual Reporting Persons is a United States citizen.

Item 2(d)	Title of Class of Securities

Common Stock

Item 2(e)	CUSIP Number

23284F 10 5

Item 3	Not applicable.

Item 4	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1

(a) Amount beneficially owned: See Row 9 of pages 2-8

(b) Percent of class: See Row 11 of pages 2-8

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote: See Row 5 of pages 2-8

(ii) Shared power to vote or to direct the vote: See Row 6 of pages 2-8

(iii) Sole power to dispose or to direct the disposition of: See Row 7 of pages 2-8

(iv) Shared power to dispose or to direct the disposition of: See Row 8 of pages 2-8

CUSIP No. 23284F 10 5	Page 10 of 13

Item 5	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Item 6	Ownership of More than Five Percent of Another Person

Not applicable.

Item 7	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company

Not applicable.

Item 8	Identification and Classification of Members of the Group

Not applicable.

Item 9	Notice of Dissolution of Group

Not applicable.

Item 10	Certification

Not applicable.

CUSIP No. 23284F 10 5	Page 11 of 13

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date: February 14, 2022

Lightstone ventures II, L.P.

lightstone ventures ii(A), L.P.

By: LSV Associates II, LLC, General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

LSV Associates II, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jason W. Lettmann

CUSIP No. 23284F 10 5	Page 12 of 13

Exhibit  Index

A. Agreement regarding filing of Joint Schedule 13G

CUSIP No. 23284F 10 5	Page 13 of 13

Exhibit A

AGREEMENT

Pursuant to Rule 13d-1(k)(l) promulgated pursuant to the Securities Exchange Act of 1934, as amended, the undersigned agree that the attached Schedule 13G is being filed on behalf of each of the undersigned.

February 14, 2022

Lightstone ventures II, L.P.

lightstone ventures ii(A), L.P.

By: LSV Associates II, LLC, General Partner

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

LSV Associates II, LLC

By:	/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Michael A. Carusi

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jean M. George

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Henry A. Plain, Jr.

/s/ Travis Boettner
Travis Boettner, Attorney-in-Fact for Jason W. Lettmann